SPRINGER COLLECTIONS, INC. OFFERING STATEMENT

Revenue Sharing Promissory Notes and Class B Preferred Stock

Date of this Offering Statement: December 4, 2019

Deadline to reach the target offering amount: December 3, 2020

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. **Name of issuer:** SPRINGER COLLECTIONS, INC. d/b/a Friendlies Debt Relief

ELIGIBILITY

2. ◉ **Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?** ☐ Yes ◉ No

Directors of the Company

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Timothy D. Murray, Chairman of the Board of Directors & Interim CEO. Tim has served as Springer Collections, Inc.'s director and Interim CEO since July 9, 2019, when he purchased the Company from its previous owner. Tim has a mission: "Help equip others with the tools they need to achieve their goals". A serial entrepreneur and "problem solver," Tim has held the roles of Chairman, CEO, President, COO, and SVP Sales in 15 different companies, has launched nine (9) start-ups, and has consulted with CEOs and owners at 23 different companies. Tim has taught at Metro State University and The Opus School of Business at The University of St. Thomas; where he focuses on Emotional Intelligence (EQ) and FOCUSING ON THE CUSTOMER. Tim's passion for helping people extends into the non-profit world where he is a social entrepreneur. Tim co-founded Trinity Sober Homes to provide quality housing and Catholic faith-based counseling support to recovering alcoholics of all faiths. The homes provide a safe and dignified place to help older men in early recovery from alcoholism to heal and to transform their lives through Spiritual Coaching and the popular 12 Step Program. The homes have the ultimate goal of allowing residents to live sober and reconnecting with their families and communities. Tim has three children and three grandchildren.

Most recently:

January 2016-Present – Partner at Certus Advice, a consulting firm in St Paul MN

July 2017-March 2019 – CFO Nura Pain Clinics, Edina, MN

July 2019-Present – Chairman, CEO and Owner of Springer Collections

Bradley Cohen, Head of Legacy Operations, Advisory Board Member. Brad has served as Springer Collections, Inc.'s Head of Legacy Operations and an Advisory Board Member since July 9, 2019. From July 2009 to July 9, 2019, Brad served as President, CEO, and director of Springer Collections, Inc., including making strategic decisions for the business and overseeing its collector employees. As Head of Legacy Operations, Brad will lead our Legacy team and provide the financial stability and self-funding cash to invest in the "CARROT" model. Brad has 17 years of experience in the debt collections industry, where he spent the first seven (7) years as a top collector, and the last 10 as owner of Springer Collections. During this period, Brad has distinguished himself as one of the top debt collectors in the country by using the "carrot" vs the "stick". His performance validates his approach. The industry considers a collector to be "good" when they can collect $40,000 or more per month of outstanding debt. Brad has averaged over $80,000 per month, and recently had a single day performance of $20,000+. Brad remains a competitor and has completed several marathons, extending his long-term approach to his athletic approach as indicated by setting (subsequently tied by others) as having started the most consecutive games as a left tackle at The University of St. Thomas football program. Brad has two children (11) and (9), and has a passion for helping other people.

Most recently:

July 2009- July 2019 Owner of Springer Collections, Inc. St Paul MN

July 2019-Present – President of Legacy Business, Springer Collections, Inc. St Paul MN

Jay Tetzloff, Head of Analytics. Board of Directors Member. Jay will advise the company using his extensive experience and expertise to build a world class technology platform as we "crack the code" on how to incent consumers to engage in the debt collections process. Jay is a seasoned technology program manager, leading teams of 5 to 104 people with budgets of $2M-$50M at companies like U.S. Bank, Ameriprise, Prudential, Cargill, Allianz Life, Thrivent Financial, Wells Fargo, etc. Jay is a gifted strategic thinker experienced in discerning process weaknesses and removing impediments to team performance. The biggest complaint about Jay is that he is tirelessly positive, amazingly diplomatic, and an Energizer-Bunny-like leader known to inspire and elicit peak performance from others. In this role, Jay will leverage his nationally recognized subject matter expertise in transaction monitoring, forensic accounting, compliance, reporting, and internal controls.

Most recently:

January 2016- Present – Senior Project Manager, US Bank, Boston, MA

July 2019-Present –Head of Analytics, Springer Collections, Inc. St Paul MN

John Kauffman, Test Model Platform Lead. Board of Directors Member. John will advise the company using his nationally recognized expertise for finding the "fastest path to revenue traction (consumer acceptance) of a business model". John started his marketing career as an agency account exec working on accounts like Harley Davidson during the time Harley was becoming the giant it is today. John leveraged that experience and eventually started Kauffman Stewart, now Periscope, Minnesota's second largest marketing and advertising firm where he helped launch new brands and mend the business models of companies such as Target Stores, Arctic Cat, and WAM!NET to name just a few. In this role, John will lead test model development and the go-to-market process to build out our consumer-centric model and create the incentives that actively engage consumers in managing their debt, while recruiting additional collection targets and resources through crowd sourcing and social media. Key metrics for success for will be combination of consumer ratings via an Amazon-like 5-star system and, most importantly, collection rates of 22% or greater.

Most recently:

> April 2003- Present Independent Consultant and Montana Mountain Man
>
> July 2019-Present –Test Model Platform Lead, Springer Collections, Inc. St Paul MN

Officers of the Company

5. **Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:**

Timothy D. Murray, Chairman of the Board of Directors & Interim CEO. Tim has served as Springer Collections, Inc.'s director and Interim CEO since July 9, 2019, when he purchased the Company from its previous owner. Tim has a mission: "Help equip others with the tools they need to achieve their goals". A serial entrepreneur and "problem solver," Tim has held the roles of Chairman, CEO, President, COO, and SVP Sales in 15 different companies, has launched nine (9) start-ups, and has consulted with CEOs and owners at 23 different companies. Tim has taught at Metro State University and The Opus School of Business at The University of St. Thomas; where he focuses on Emotional Intelligence (EQ) and FOCUSING ON THE CUSTOMER. Tim's passion for helping people extends into the non-profit world where he is a social entrepreneur. Tim co-founded Trinity Sober Homes to provide quality housing and Catholic faith-based counseling support to recovering alcoholics of all faiths. The homes provide a safe and dignified place to help older men in early recovery from alcoholism to heal and to transform their lives through Spiritual Coaching and the popular 12 Step Program. The homes have the ultimate goal of allowing residents to live sober and reconnecting with their families and communities. Tim has three children and three grandchildren.

> Most recently:
>
> January 2016-Present – Partner at Certus Advice, a consulting firm in St Paul MN
>
> July 2017-March 2019 – CFO Nura Pain Clinics, Edina, MN
>
> July 2019-Present – Chairman, CEO and Owner of Springer Collections

Bradley Cohen, Head of Legacy Operations, Advisory Board Member. Brad has served as Springer Collections, Inc.'s Head of Legacy Operations and an Advisory Board Member since July 9, 2019. From July 2009 to July 9, 2019, Brad served as President, CEO, and director of Springer Collections, Inc., including making strategic decisions for the business and overseeing its collector employees. As Head of Legacy Operations, Brad will lead our Legacy team and provide the financial stability and self-funding cash to invest in the "CARROT" model. Brad has 17 years of experience in the debt collections industry, where he spent the first seven (7) years as a top collector, and the last 10 as owner of Springer Collections. During this period, Brad has distinguished himself as one of the top debt collectors in the country by using the "carrot" vs the "stick". His performance validates his approach. The industry considers a collector to be "good" when they can collect $40,000 or more per month of outstanding debt. Brad has averaged over $80,000 per month, and recently had a single day performance of $20,000+. Brad remains a competitor and has completed several marathons, extending his long-term approach to his athletic approach as indicated by setting (subsequently tied by others) as having started the most consecutive games as a left tackle at The University of St. Thomas football program. Brad has two children (11) and (9), and has a passion for helping other people.

Most recently:

> July 2009- July 2019 Owner of Springer Collections, Inc. St Paul MN

> July 2019-Present – President of Legacy Business, Springer Collections, Inc. St Paul MN

Jay Tetzloff, Head of Analytics. Board of Directors Member. Jay will advise the company using his extensive experience and expertise to build a world class technology platform as we "crack the code" on how to incent consumers to engage in the debt collections process. Jay is a seasoned technology program manager, leading teams of 5 to 104 people with budgets of $2M-$50M at companies like U.S. Bank, Ameriprise, Prudential, Cargill, Allianz Life, Thrivent Financial, Wells Fargo, etc. Jay is a gifted strategic thinker experienced in discerning process weaknesses and removing impediments to team performance. The biggest complaint about Jay is that he is tirelessly positive, amazingly diplomatic, and an Energizer-Bunny-like leader known to inspire and elicit peak performance from others. In this role, Jay will leverage his nationally recognized subject matter expertise in transaction monitoring, forensic accounting, compliance, reporting, and internal controls.

Most recently:

> January 2016- Present – Senior Project Manager, US Bank, Boston, MA

> July 2019-Present –Head of Analytics, Springer Collections, Inc. St Paul MN

John Kauffman, Test Model Platform Lead. Board of Directors Member. John will advise the company using his nationally recognized expertise for finding the "fastest path to revenue traction (consumer acceptance) of a business model". John started his marketing career as an agency account exec working on accounts like Harley Davidson during the time Harley was becoming the giant it is today. John leveraged that experience and eventually started Kauffman Stewart, now Periscope, Minnesota's second largest marketing and advertising firm where he helped launch new brands and mend the business models of companies such as Target Stores, Arctic Cat, and WAM!NET to name just a few. In this role, John will lead test model development and the go-to-market process to build out our consumer-centric model and create the incentives that actively engage consumers in managing their debt, while recruiting additional collection targets and resources through crowd sourcing and social media. Key metrics for success for will be combination of consumer ratings via an Amazon-like 5-star system and, most importantly, collection rates of 22% or greater.

Most recently:

April 2003- Present Independent Consultant and Montana Mountain Man

July 2019-Present –Test Model Platform Lead, Springer Collections, Inc. St Paul MN

Principal Security Holders

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding equity securities, calculated on the basis of voting power.**

Shareholder	Class A Voting Stock	Class A Common Stock (non-voting)	Class B Preferred Stock (Voting)	Total Voting Power
Timothy Murray	400,000.00	800,000.00	0.00	61.67%
Other shareholders with < 20% voting interests per shareholder	200,000.00	200,000.00	75,000.00	38.33%
Total	600,000.00	1,000,000.00	75,000.00	100.00%

Business and Anticipated Business Plan

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Springer Collections is the oldest consumer debt collection company in Minnesota. Founded in 1917, and most recently reincorporated in November 2009 this small company is about to disrupt the $10 billion debt collection industry by creating a new "friendlier" model of collecting debt from consumers via the internet. All of the business prospects of the company rely on (1) maintaining legacy collection of existing debt serviced by Springer Collections, Inc. via existing debt collection methodologies; and (2) development and monetization of a new debt collection process and software that will gradually replace the legacy model. *See Exhibit B* – Business and Business Plan for a detailed description of the business and business plan of Springer Collections, Inc..

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this

offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. **Discuss the material factors that make an investment in the issuer speculative or risky:**

The material factors applicable to an Investor will differ in part based on whether the Investor will invest at the $1,000.00 level (receiving only a Revenue Sharing Promissory Note) or at the $2,000 level (will receive both a Revenue Sharing Promissory Note and 200 units of Class B Preferred Stock). The material factors applicable to each of the Revenue Sharing Promissory Note and the Class B Preferred Stock are denoted below. Investors should note that some material factors may be applicable to both the Revenue Sharing Promissory Note and Class B Preferred Stock, while some apply only to one or the other.

Class B Preferred Stock

A. **No FDIC, SIPC or Other Insurance or Guaranty.** The Class B Preferred Stock is not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other federal or state agency. In addition, we have not obtained, and have no plans to obtain, any form of insurance for the Class B Preferred Stock. The debts and liabilities of Springer, including the Class B Preferred Stock and Revenue Sharing Promissory Notes, are solely its debts and liabilities and are not guaranteed by Company,any other shareholders, and/or by the assets of Company.

B. **Lack of Transferability/No Public Market.** There is no market for the Class B Preferred Stock and none will develop. Further, other than as set forth in Buy-Sell Agreement of the Company, we have no obligation to redeem the Class B Preferred Stock. Purchasers of the Class B Preferred Stock should, therefore, view any future purchase of the Class B Preferred Stock as dependent on the viability of the "new ideas" outlined in this document. The Class B Preferred Stock are non-negotiable.

C. **Ability of Management to test and implement the "new ideas"**. Springer Collections will depend on managements' ability to properly identify marketplace trends and correctly implement new ideas that translate into financial performance for the company. The ability of Springer Collections to produce a superior financial model that is attractive to a possible suitor will be directly related to the ability of Springer Collections to maintain profitability of the underlying business model, while raising sufficient capital to test and implement the new ideas. If Springer Collections management is not able to obtain sufficient amounts of test capital or is unsuccessful at translating the new ideas into a profitable business model, the Class B Preferred Stock may not have any dividend payment.

D. **No Liquidity Events.** While management has preliminary indications from financial institutions, investment banking firms, and industry competitors that our financial model will enable us to outperform the industry average, there is no guarantee that management will in fact outperform the industry average, and there is no guarantee that if the model outperforms the industry average, that there will be any type of liquidity event prior to the death of the Investor or the sale of the Company at some point in the future. Class B Preferred Stock. Investors should assume that amounts invested in the Class B Preferred Stock may take an indefinite time period to mature.

E. **Potential Future Senior Stock or Indebtedness.** We may offer additional amounts of stock or indebtedness in the future to other investors. Except notices required by the terms of this Crowdfunding Offering, we are not obligated to notify or obtain the consent of shareholders or investors in Class B Preferred Stock when making such other types of offerings. We can give no assurance that we will not issue stock or other indebtedness to individuals, banks or financial institutions in the future that have a higher priority claim to our asset, to dividends, or to other paymentsthan the Class B Preferred Stock.

F. **Future fundraising may affect the rights of investors.** In order to fully fund our business plan, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company. We may procure debt financing secured by the assets of the Company, including intellectual property. Any ability to generate or pay profits will be contingent upon first repaying any such debt and contractual obligations. In addition, any future equity securities offerings will dilute holdings of Class B Preferred Stock holders, and may reduce your proportionate interest in the profits of the Company.

G. **The Company will require additional funds.** We do not expect to sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we might cease operating and you will get nothing. Even if we raise everything we are looking for, we might need to raise more funds in the future, and if we can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

H. **The Units offered hereby may be diluted by future issuances of Units of the Company with superior rights.** It is anticipated that the Company will need additional rounds of financing for future anticipated expansion. Additional funding would likely adversely affect the current equity owners by diluting their equity interests in the Company. If we issue additional equity securities in our Company, your holdings and rights to profits of the company will be diluted.

I. **The Company has broad discretion in the application of the proceeds from the sale of Class B Preferred Stock and the Class B Preferred Stock.** The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

J. **Our future success depends on the efforts of a small management team.** The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

K. **Some members of the management team do not work full-time for our company.** Timothy Murray, our CEO, and Bradley Cohen work full time for the Company. Jay Tetzloff and John Kauffman have other professional commitments and engagements and those members of the team do not devote their full-time to Springer Collections, Inc.. Accordingly, some team members may not be able to operate with the efficiency and effectiveness as we would if we had management who were full-time employees.

L. **Factual statements have not been independently verified.** No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this offering statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the directors, officers and employees of the Company, or to the anticipated future performance of the Company.

M. **An investment in the Company is speculative.** Subscribers of the Units offered hereby may not realize a return on their investment and could lose their investment. Subscribers should carefully review this Agreement and these Risk Factors and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the Units offered hereby.

Revenue Sharing Promissory Note

A. **No FDIC, SIPC or Other Insurance or Guaranty.** The Revenue Sharing Promissory Notes are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other federal or state agency. In addition, we have not obtained, and have no plans to obtain, any form of insurance for the Revenue Sharing Promissory Notes. The debts and liabilities of Springer, including the Revenue Sharing Promissory Notes, are solely its debts and liabilities and are not guaranteed by Springer Management nor any other shareholders.

B. **Lack of Transferability/No Public Market.** There is no market for the Revenue Sharing Promissory Notes and none will develop. Further, on than as set forth in the Revenue Sharing Promissory Note, we have no obligation to redeem the Revenue Sharing Promissory Notes. Purchasers of the Revenue Sharing Promissory Notes should, therefore, view any future purchase of the Revenue Sharing Promissory Notes as dependent on the viability of the "new ideas" outlined in this document. The Revenue Sharing Promissory Notes are non-negotiable.

C. **Ability of Management to test and implement the "new ideas"**. Springer Collections will depend on managements' ability to properly identify marketplace trends and correctly implement new ideas that translate into financial performance for the company. The ability of Springer Collections to produce a superior financial model that is attractive to a possible suitor will be directly related to the ability of Springer Collections to maintain profitability of the underlying business model, while raising sufficient capital to test and implement the new ideas. If Springer Collections management is not able to obtain sufficient amounts of test capital or is unsuccessful at translating the new ideas into a profitable business model, the Revenue Sharing Promissory Notes may not have as high a revenue sharing payment.

D. **No Liquidity Events Prior to Five Years.** While management has preliminary indications from financial institutions, investment banking firms, and industry competitors that our financial model will enable us to outperform the industry average, there is no guarantee that management will in fact outperform the industry average, and there is no guarantee that if the model outperforms the industry average, that there will be any type of liquidity event prior to the five (5) year maturity date for the Revenue Sharing Promissory Notes. Investors should assume that amounts invested in the Revenue Sharing Promissory Notes may take as much as five (5) years to mature.

E. **Potential Future Senior Stock or Indebtedness.** We may offer additional amounts of stock or indebtedness in the future to other investors. Except notices required by the terms of this Crowdfunding Offering, we are not obligated to notify or obtain the consent of shareholders or investors in Revenue Sharing Promissory Notes when making such other types of offerings. We can give no assurance that we will not issue stock or other indebtedness to individuals, banks or financial institutions in the future that have a higher priority claim to our assets than the Revenue Sharing Promissory Notes.

F. **Future fundraising may affect the rights of investors.** In order to fully fund our business plan, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. We may procure debt financing secured by the assets of the company, including intellectual property rights.

G. **The Company will require additional funds.** We do not expect to sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we might cease operating and you will get nothing. Even if we raise everything we are looking for, we might need to raise more funds in the future, and if we can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

H. **The Company has broad discretion in the application of the proceeds from the sale of Revenue Sharing Promissory Notes.** The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

I. **Our future success depends on the efforts of a small management team.** The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

J. **Some members of the management team do not work full-time for our company.** Timothy Murray, our CEO, and Bradley Cohen work full time for the Company. Jay **Tetzloff** and John Kauffman have other professional commitments and engagements and those members of the team do not devote their full-time to Springer Collections, Inc.. Accordingly, some team members may not be able to operate with the efficiency and effectiveness as we would if we had management who were full-time employees.

K. **Factual statements have not been independently verified.** No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this offering statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the directors, officers and employees of the Company, or to the anticipated future performance of the Company.

L. **An investment in the Company is speculative.** Subscribers of the Units offered hereby may not realize a return on their investment and could lose their investment. Subscribers should carefully review this Agreement and these Risk Factors and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the Units offered hereby.

THE OFFERING

9. **What is the purpose of this offering?**

The Company intends to use the net proceeds of this offering for working capital, general corporate purposes in connection with the development and testing of a new internet-based debt collection solution. A portion of the net proceeds will be used to pay off senior creditor Harvey Anderson and to place the company on a stable economic footing for future development. The Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds. In addition, in securing debt financing, the Company has the discretion to use its intellectual property and other assets, including cash, as collateral to secure such financing.

10. **How does the issuer intend to use the proceeds of this offering?**

Proceeds raised will be used as follows:

Use of Proceeds	Amount
Retire Debt with Senior Creditor	$175,000
Reduce Debt from Encore LLC	$50,000
Properly Capitalize Core Business	$75,000
Build Out Test Platform	$100,000
Test marketing techniques and programs to incentivize consumers to opt-in to our business model	$99,999
Total	$499,999.00

Offering proceeds will be used in part to pay off senior creditor Harvey Anderson who has a perfected UCC filling and has initiated foreclosure proceedings. Mr. Anderson has agreed to place foreclosure proceedings on hold and release his UCC if he is paid in full. Additionally, proceeds of this offering ($75,000) will be used to stabilize the core business by hiring additional collectors thereby increasing revenue with immediate positive impact on profitability, and once the business is stable, build the test platform ($100,000), upon which management will test the "new ideas" ($99,999). Only those ideas demonstrating positive consumer or financial impact will be pursued.

DELIVERY & CANCELLATIONS

11. **How will the issuer complete the transaction and deliver securities to the investors?**

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). We will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete a Subscriber's transaction and deliver securities to the Subscriber.

A.   Investor Commitment. The prospective investor will submit a requested investment amount. Possible investment amounts are (i) $1,000.00 or(ii) $2,000.00 + 200 Units of the Class B Preferred Stock (an "Equity Kicker"). No investment amounts other than (i) and (ii) will be accepted as part of the Crowdfunding offering. When the prospective investor makes a request to invest during the offering period or immediately after the deadline, the prospective investor will also execute the following documents: (1) for all investment amounts, a Revenue Sharing Promissory Note with the Company ("Note"); and for investments of $2,000 + 200 Units of Class B Preferred Stock, a (2) Subscription Agreement; and (3) the Buy-Sell Agreement of the Company, all using the prospective investor's electronic signature. The prospective investor will also complete basic investor information on the Portal. The Note, Subscription Agreement (if applicable), Buy-Sell Agreement (if applicable), and investor information may be collectively referred to as the "Investment Contract.

B.   Acceptance of the Investment, If the Investment Contract is complete, the prospective investor's commitment will be recorded. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the prospective investor via email.

C.   Investor Transfer of Funds. The prospective investor will be responsible for transferring funds into an escrow account held with a third-party bank on behalf of us.

D.   Closing: Original Deadline. Unless we meet the target offering amount early, the prospective investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page.

E.   Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, so long as we give you at least five business days' advance notice of the earlier closing date. We will reschedule the offering deadline and notify you at least five business days' notice of the new deadline, of your right to cancel commitments for any reason until 48 hours prior to the new offering deadline, and whether we will continue to accept investments during the 48-hour period prior to the new offering deadline. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

F.   Book Entry. Investments will be in book entry form. This means that a Subscriber will not receive a certificate representing his/her/its investment. Each investment will be recorded in our books and records and reflected on the Company's balance sheet and profit and loss statement in the same manner as other Promissory Note debts. Upon closing of this Offering and signing of the Note by both Company and prospective investor, the prospective investor shall be considered a "Subscriber."

12. **How can an investor cancel an investment commitment?**

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An investor's right to cancel. An investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the investor about the offering and/or the Company, the investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the investor cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the investor's funds will be returned within five business days.

The Company's right to cancel. The Note you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by investors were received, or other criteria at the discretion of the Company, before the offering deadline.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. **Describe the terms of the securities being offered.**

The following is a description of the terms of both the Revenue Sharing Promissory Note and the Class B Preferred Stock. Also refer to the Note which is Exhibit D to this Offering Statement for additional details regarding the Revenue Sharing Promissory Note, and to the Subscription Agreement and Buy-Sell Agreement of the Company in Exhibits F and G for more details regarding the Class B Preferred Stock.

Class B Preferred Stock

Dividends

Dividends for all shareholders of the Company may be declared by the Company at any time and are subject to (1) all restrictions on dividends set forth in the Bylaws and Buy-Sell Agreement of the Company; (2) the solvency of the Company; and (3) any limitations on dividends set forth in federal or state law, if any. If the Company declares dividends for one class of stock then it must declare dividends for all classes of stock.

Class B Preferred Stock holders are entitled to receive 50% more than Class A Common Stock holders for reach dollar of dividend received. By way of example, if a Class A Common Stock holder receives $1.00 per share in dividend, then a Class B Preferred Stock holder will receive $1.50 per share. Allocations and priority for dividends shall not apply, given that Class A Common Stock and Class B Preferred Stock holders may only receive dividends in the amounts specified for each class provided that all other holders receive the correct amount of dividends. If one or more holders or Classes of stock cannot receive the full dividend, then no dividends will be issued to any shareholders. This dividend section does not apply in the case of liquidation or termination of the Company.

Distributions Upon Liquidation

Any Distributions made upon the occurrence of and following a deemed liquidation event shall be allocated as follows:

(i)   first, 100% to the holders of secured debt in the Company;

(ii)   secondly, 100% to the holders of unsecured debt in the Company, including the Revenue Sharing Promissory Notes. Please see the Revenue Sharing Promissory Note Section for limitations on distributions to Note Investors due to liquidation'

(iii)   Lastly, to Class A Voting Stock, Class A Common Stock, and Class B Preferred Stock holders, pro rata across all classes of stock in the Corporation.

Transfer Restrictions and Right of First Refusal

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued or after such one year period without the express written consent of the board, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission: or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the

- purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Director Appointment Rights

Each of the Class A Voting Stock and Class B Preferred Stock holders have the right to vote for the board of directors. In addition, the board of directors has the authority to appoint one or more officers to manage the company's business.

Repurchase Right

If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended as required by Section 12(g) of such act, the Company shall have the option to repurchase the Class B Units from the Subscriber for the greater of (i) the Purchase Amount; (ii) the fair market value of the securities as determined by its appraiser for 409A purposes; or (iii) the fair market value of the securities as determined by another independent appraiser chosen by the Company. This right will terminate upon a change of control or dissolution event as described in the Operating Agreement.

Revenue Sharing Promissory Note

Form of Investment

Investments for all Subscribers through this offering will be in the form of an unsecure Promissory Note and are considered a debt of the Company. Each Note has the same overall rate of return and maturity date, although monthly payments may vary based on the principal of the Note for each Subscriber.

Notes are a debt of the Company and are not secured or guaranteed by any assets, personal guaranties, or other security interests of the Company.

Terms of Notes:

Each Note will have a principal balance of $1,000.00 or $2,000.00. Investors who invest at the $2,000 level will also receive 200 Units of Class B Preferred Stock of the Company as described above. No other principal balances will be allowed through this Offering.

Payments on each Note will be made to each Subscriber on the last day of each month, beginning with the last day of the month after the month in which the closing date of the Offering takes place for the Subscriber. By way of example, if the closing date is April 15, 2020, then the first payment date will be May 31, 2020.

The Monthly Payment amount for each Note shall be calculated as follows:

Provided the Offering is fully subscribed, $499,999.00 will have been invested in the Company.

When fully subscribed, the Subscribers in this Offering will receive a pro-rata share of 10% of the Net Revenue of the Company as calculated on a monthly basis. If the Offering is not fully subscribed, then such 10% of Net Revenue will be pro-rated such that the numerator is the dollar value of Subscribers in the Offering and the denominator is $499,999.00 (the fully subscribed Offering amount). By way of example, if only $200,000.00 has been invested in the Offering, then the amount that the Subscribers will split on a monthly basis is 200,000.00/499,999.00=40%, 40% X 10% is 4% of Company Net Revenue. In no event will the Net Revenue split by Subscribers exceed 10% of Net Revenue of the Company.

Net Revenue of the Company means amounts collected by the Company from consumers (Gross Revenue) less any fees and amounts paid to customers/clients of Company for debts collected. Put another way, Net Revenue is the fee amount Company retains after collecting a debt for a customer/client.

Net Revenue of the Company will be calculated on a monthly basis based on the immediately preceding calendar month (e.g. May's calculation is based on the Company's profit and loss for April). The calculation of Net Revenue and the amount to be paid to each Subscriber (the "Revenue Share Amount") will be available on or before the 20th day of each month. Each Subscriber will receive his/her/its Revenue Share Amount on the last day of each calendar month.

Each Subscriber will receive a Revenue Share Amount monthly until the Maturity Date of the Note. The Maturity Date of the Note is the sooner of:

(1) Five Years from the closing date of the Offering. On or before the five-year date, each Subscriber will have received Revenue Share Amounts equaling 1.5 times the principal amount invested, with any final amount paid on or before the five-year date. Upon payment of the final Revenue Share Amount, the Subscriber Note will be considered paid in full.

(2) When Revenue Sharing Amounts equal 2.0 times the principal amount invested. If this maturity date occurs, Subscriber's note will be considered paid in full on the date of the last Revenue Share Amount payment. The final payment may be less than Subscriber's actual pro-rata share of Net Revenue, as calculated by the Company.

For the avoidance of doubt, in no event will an Subscriber receive less than 1.5 times his/her/its principal Note Investment (in the aggregate over the life of the Note), nor more than 2.0 times his/her/its principal Note investment (in the aggregate over the life of the Note) under this Offering. Examples of the Revenue Share Amount calculation are included below for reference.

All Examples: Assume that Net Revenue for the Month is $200,000.00 and that the Offering is fully subscribed.

Example #1: Subscriber's Note principal was $1,000.00. 10% of Net Revenue is $20,000.00. Subscriber will receive $1000.00/499,999.00= 0.002 of the $20,000.00. The monthly payment to Subscriber is $40.00

Example #2: Subscriber's Note principal was $2,000.00. 10% of Net Revenue is $20,000.00. Subscriber will receive $2000.00/499,999.00= 0.004 of the $20,000.00. The monthly payment to Subscriber is $80.00.

Promissory Note Payments if Company is Dissolved:

Promissory Notes will be treated as an unsecured debt of the Company during a dissolution and the Maturity Date of such Note will be accelerated to the date of dissolution of the Company. In the event of dissolution, the total Revenue Share Amount due to each Subscriber (in the aggregate taking into account all past payments to the Subscriber) will be the lesser of: (a) 1.5 times the principal balance of the Note, or (b) the pro-rata share for such Subscriber of the assets remaining to pay unsecured creditors of Company, if less.

Promissory Note Payments if Company experiences a Change in Control:

If there is a change in control of the Company, the prospective buyer, at least five (5) days prior to the closing date of the transaction, must provide the Subscribers with notice of Buyer's election to do one of the following:

(1) Assume all of the Company's obligations under the Notes issued during this Offering, in which case the Notes shall be assumed by Buyer at closing and shall continue in accordance with their terms unchanged.

(2) Accelerate the Maturity date to the closing date, in which case each Subscriber will be entitled to receive an amount equal to the difference between 2 times the principal of the Subscriber's Note, and the amounts already paid as Revenue Share Amounts to the Subscriber.

A change of control means that 60.00% or more of the issued and outstanding stock or assets of the Company have changed to new ownership, including, in the case of a stock transaction, 40.00% or more of the Class A Voting Stock. For the avoidance of doubt, a transfer of only Class B Preferred Stock will not qualify as a change of control.

Transfer Restrictions and Right of First Refusal

The Note, which is a type of security, may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued or after such one-year period without the express written consent of the board, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission: or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the

- purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Repurchase Right

If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company, including Notes, will be held of record by a number of persons that would require the Company to register under the Securities Exchange Act of 1934, as amended as required by Section 12(g) of such act, the Company shall have the option to repurchase the Notes from the Subscriber for the greater of (1) the Revenue Share Amount necessary to bring the amount received by Subscriber to 1.5 times the principal; or (2) the Revenue Share Amount received by Subscriber, if greater than 1.5 times the principal as of the date the repurchase right is exercised. This right will terminate in the event of a dissolution of the Company, as defined under Minnesota Statute 302A.

14. **Do the securities offered have voting rights?** ◙ **Yes** ☐ **No** Subscribers holding only a Revenue Sharing Promissory Note will hold only an unsecured debt of the Company, are not Members of the Company, and have no voting rights. However, Subscribers who invest at the $2,000.00 level for the Revenue Sharing Promissory Note will also receive 200 Units of Class B Preferred Stock in the Company. Subscribers who receive Class B Preferred Stock in the Company do have voting rights in the Company.

15. **Are there any limitations on any voting or other rights identified above?** ◙ **Yes** ☐**No** ☐**N/A** Class B Preferred Stock holders have the right to vote only on specific items identified in the Buy-Sell Agreement and Bylaws of the Company, including board of director appointments. Class B Preferred Stock holders hold a minority position in the Company and do not have voting control.

16. **How may the terms of the securities being offered be modified?** The terms of the Revenue Sharing Promissory Note (the Note) can only be modified by written amendment signed by the Company and the Subscriber. The terms of the Class B Preferred Stock and all other classes of stock of the Company can be modified by the Board of Directors of the Company at any time, including voting rights and financial rights. Please see the Buy-Sell Agreement and Bylaws of the Company for more information.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued or after such one-year period without the express written consent of the board, unless such securities are transferred:

1   to the issuer;

2   to an accredited investor;

3   as part of an offering registered with the U.S. Securities and Exchange Commission: or

4   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other

similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" Includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-In-law, father-In-law, son-in-law, daughter-In-law, brother-In-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the**

issuer.

The Company has three (3) classes of securities (stock) outstanding: (1) Class A Voting Stock; (2) Class A Common Stock; and (3) Class B Preferred Stock. Class A Voting Stock holds at least 60.00% of the voting rights in the Company and is held by the founders and key investors of the Company. Class A Common Stock is also held by the founders and key investors, has no voting rights, and holds 60.00% of the financial rights in the Company. Class B Preferred Stock is an investor class type of stock with both voting and financial rights. Class B Preferred Stock holds up to 40.00% of the voting rights in the Company and 40.00% of the financial rights. The currently issued and outstanding stock of the Company of each class is below. Prospective investors should note that currently there is 75,000 shares of Class B Preferred Stock outstanding, withholders of Class A Voting Stock hold 92.5.00% of the issued and outstanding voting rights in the Company and Class B Preferred Stock holders holding 7.5% of the issued and outstanding voting rights. Bradley Cohen also holds Stock Options for 100,000 shares of Class A Voting Stock and 100,000 shares of Class A Common Stock, at an exercise price per share of $1.00.

Shareholder	Class A Voting Stock	Class A Common Stock	Class B Preferred Stock
Timothy Murray	400,000.00	800,000.00	0.00
Other Investors (< 20%)	200,000.00	200,000.00	75,000.00
Total	600,000.00	1,000,000.00	75,000.00

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

With respect to its shareholders, the Company, through its Board of Directors, has the right to increase the authorized amount of any existing Class, to issue additional Units in any Class and to create and issue new Classes of securities, including warrants and options. However, the rights of unsecured creditors, such as holders of the Revenue Sharing Promissory Notes, will generally be senior to those of shareholders in the Company in the event of dissolution. For Subscribers who receive Class B Preferred Stock, Class B Preferred Stock holders hold a minority voting interest in the Company and Class A Voting Stock holders have voting control of the Company. See the Company's Buy-Sell Agreement Bylaws for more information.

Additionally, the Company has the right to enter into loan agreements and/or promissory notes, either secured or unsecured that may have priority rights over the Notes and/or Class B Preferred Stock issued to Subscribers under this Offering.

Describe any other rights:

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The shareholders holding Class A Voting Stock and/or Class A Common Stock may in some cases also be officers and/or directors of the Company. The Buy-Sell Agreement of the Company contains special triggering events that require a mandatory or discretionary repurchase of the stock of the Company from shareholders who have been voluntarily or involuntarily terminated from employment by the Company, as well as the death of a shareholder. These provisions are applicable to all types of shareholders, including Class B Preferred Stock holders (Subscribers included), but will apply more commonly to Class A Voting Stock and Class A Common stock holders as individuals who are officers and/or directors of the Company (rather than just shareholders).

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

The principal shareholders identified in Question 6 above have, in aggregate, control over all of the issuer's business operations. The Subscribers, as holders of only unsecured promissory notes (in the case of the Revenue Sharing Promissory Notes), and, for those subscribers who receive Class B Preferred Stock, cannot, individually or as a group remove the principal shareholders or otherwise have control over the business of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

Class B Preferred Stock

The offering price for the securities offered pursuant to this Form C and Offering Statement has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of
- the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- 'our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our
- company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Revenue Sharing Promissory Note

The value of the Revenue Sharing Promissory Note is based on the principal of the Note, and no other valuation methodology. The return on investment for each Note is based on various market factors and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Class B Preferred Stock

A Subscriber in the Company who has Class B Preferred Stock will hold a minority position in the Company and have very limited voting rights, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Subscriber's Class B Preferred Stock in the Company will depend upon many factors outside the control of the Subscriber. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Subscriber will have no independent individual right to name or remove an officer or member of the Management of the Company.

Following the Subscriber's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Subscriber in the Company. The Subscriber may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Subscriber to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Revenue Sharing Promissory Note

A Subscriber with only a Revenue Sharing Promissory note will hold no shareholder position in the Company and does not have any voting rights. Thus, such a Subscriber will be limited as to his/her/its ability to control or influence the governance and operations of the Company.

The marketability and value of the Subscriber's interest in the Company, evidenced by the Note, will depend upon many factors outside the control of the Subscriber. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Subscriber will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Subscriber's investment in the Company, the Company may sell Notes or stock to additional investors, some of which may have senior rights to those of the Subscriber's Note.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

23. **What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

Class B Preferred Stock:

Company repurchases of securities. The Company may have authority to repurchase its securities from holders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Subscriber to sell its securities to the Company concurrently

A sale of the issuer or of assets of the Company. As a minority owner of the Company with minority voting rights, the Subscriber will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Subscriber will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Subscriber's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Subscriber, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Subscriber's initial investment in the Company.

Transactions with related parties. The Subscriber should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring a Note, the Subscriber will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Revenue Sharing Promissory Note

Additional issuances of securities. Following the Subscriber's investment in the Company via the Note, the Company may sell interests and/or Notes to additional investors, some of which may have senior rights to those of the Subscriber's Note. The Subscriber may have the opportunity to increase its investment in the Company, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Subscriber to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in dilution of the Subscriber's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from holders. Such repurchase will typically have little effect on the Subscriber, because the Subscriber holds a Note and is not a shareholder in the Company

A sale of the issuer or of assets of the issuer. A Subscriber's Note will either be assumed by a prospective buyer or paid out at 2 times the principal value if a change of control occurs.

Transactions with related parties. The Subscriber should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring a Note, the Subscriber will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. **Describe the material terms of any indebtedness of the issuer.**

The Issuer has a loan, secured by the assets of the business, with Harvey Anderson with a balance as of November 1, 2019 of $175,000 and an interest rate of 8.00%. Payments are being made on this loan at the rate of $8,000.00 per month. The Maturity date is June 30, 2020.

The Issuer has a loan with Encore Investments with a balance as of November 1, 2019 of $100,000.00 and an interest rate of 10%. Payments are being made on this loan at the rate of $2,500 per quarter. The Maturity date is July 9, 2020.

The Issuer has a loan with Joan F. Grant Trust with a balance as of November 1, 2019 of $25,000.00 and 0.0004931 daily interest rate factor. The loan is due in a lump sum on the Maturity Date. The Maturity date is January 17, 2020.

The Issuer has a loan with Mitch Brown with a balance as of November 1, 2019 of $25,000.00 and an interest rate of 12%. Payments are being made on this loan at the rate of $0.00 per month. The Maturity date is January 17, 2020.

The Issuer has a loan with Tim Murray and Certus Advice, LLC with a balance as of November 1, 2019 of $37,000.00 and an interest rate of 8.00%. Payments are being made on this loan in the amount of interest only. The Maturity date is December 31, 2020.

25. **What other exempt offerings has the issuer conducted within the past three years?**

In July 2019 Timothy Murray purchased 100% of the issued and outstanding shares in the Company. Several key investors who are also considered accredited investors subsequently purchased Class A Voting Stock and Class A Common Stock in the Company. The Company also made various offerings to only accredited investors (a type of exempt offering) with various terms but has not received investments through these offerings.

Related party transactions

26. **Was or is the issuer or any entities controlled by or under common control with the**

issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

As noted above, Timothy Murray, Interim CEO and a director and shareholder of the Company, purchased the Company from its prior owner in July 2019. The purchase price for the Company was primarily assumption of the existing debt with Harvey Anderson and there are no ongoing payments to the prior owner associated with this transaction.

Company has a loan with Harvey Anderson as described in Question 25 above which will remain outstanding until paid in full by the Company. The Company has usual and typical employment agreements with the directors and officers of the company (who are also employees of the company) as disclosed on the financial statements. These employment agreements are approved by the Board of Directors of the Company on an annual basis and are in line with other employee salaries at the Company.

The salary payments to employees, as well as loan payments are costs and expenses of the Company, and these payment obligations to W2 employees and to secured creditors is typically prior to payments for holders of unsecured debts, including Notes under this Offering.

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?**

Yes, the Company has operating history including in its most recent entity, Springer Collections, Inc. from November 3, 2009 to the present. Recent operating history is reflected on the financial statements. Notwithstanding the forgoing, ownership of the Company changed in July 2019 with 100% of the Company being sold. Therefore, past operating history may not be reflective of future performance of the Company.

28. **Describe the financial condition of the issuer. including, to the extent material, liquidity, capital resources and historical results of operations.**

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Springer Collections is the oldest consumer debt collection company in Minnesota. Founded in 1917 and most recently incorporated in November 3, 2009, this small company is about to disrupt the $10 billion debt collection industry.

Milestones

Springer Collections, Inc., the current operating company, was incorporated in the State of Minnesota in November 2009.

Results of Operations

2018 represented the One hundredth and first full year of operations for Springer Collections. Specifically, Springer experienced the following:

- Saw declining revenue due to health issues of the owner who is a major source of debt collection fees

- Lost several key collectors due to financial instability of Springer and fear about the future viability of the company

- Achieved $86,000 in operating income, and showed positive earnings of $7,253

Liquidity and Capital Resources

Capital Resources. Springer does not have a liquidity policy.

Liquidity. Liquidity relates to our ability to raise funds through the sale of Common Stock, the liquidation of marketable investments, donations, cash flow from operations of our debt collections activities, and proceeds from loans. These funds will be used to invest in "new ideas" and reduce debt.

Historical Results of Operations

Revenues. The Financial Statements reflect past revenues for 2017 and 2018, the most recently completed fiscal years for the business.

Cash and Expenses. Springer Collections, Inc. had cash in hand of $-1609.89 as of December 31, 2018. From December 31, 2019 (the date of our reviewed financial statements) through the date of our Form C, we incurred an additional $1,468,524.96 in expenses, consisting of: (i) $861,000 in recovery amounts paid to customers; (ii) $225,000 in w2 pages to employees; (iii) $109,000 for legal, consulting, processing, and professional fees; (iv) $72,000 for amortization and interest on loans; and (v) $201,000 in office and miscellaneous expenses. As of the date of this Offering Statement, we had $28,992.51cash on hand. Over the last three months, revenues have averaged $148,534.47/month, client recovery fees (to customers) has averaged $96,451.00/month, and operational expenses have averaged $65,155.92/month.

In the coming three to six months, we expect to incur expenses in connection with maintaining the legacy debt collection business, including salary payments for employees, employee benefits, utilities, and similar expenses. We also expect to incur expenses to (1) move the Company to a new building in St. Paul with space for both legacy debt collection and the new debt collection business, and to purchase new equipment, including new computers for the online portion of the debt collection business.

Sources of Capital. Aside from the funds we aim to raise in this crowdfunding round, as of December 31, 2018 (the date of our reviewed financial statements) and as of the date of this Offering Statement, December 4, 2019, we had $ 0.00 and $187,400.00 respectively, cash on hand from earlier equity funding rounds and past business operations. In the coming twelve months, we expect to engage in additional fundraising activities, including equity and/or debt financing, as may be approved by our board of directors. In particular, we expect to bring on additional accredited investors who may receive either debt (a promissory note) or have stock in the form of Class B Preferred Stock in the Company. Depending on the terms offered to accredited investors, the payments to accredited investors may, per their terms, need to be paid prior to the Revenue Share amounts under each Subscriber Note. We may also raise further funds through additional issuances of equity securities.

Liquidity & Capital Resources

In October 2019, we completed an initial fundraising round to accredited investors only. The Company also has $0.00 in capital resources on which it may rely. In addition to this Offering, we expect to seek other sources of funding including debt financing, which may be secured debt financing, and equity fundraising. The Company continues to receive revenue from ongoing legacy debt collection operations that will be applied first to ongoing operating expenses including debt payments, and thereafter retained as a capital resource, if any excess amounts remain.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described herein, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital simultaneously with this offering and in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

There have been no material changes or trends in our finances or operations since the date of our financial statements.

Financial Information

29. **Include the financial information specified below covering the two (2) most recently completed fiscal years or the period(s) since inception, if shorter:** For financial information please see Exhibit E attached hereto and incorporated herein.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such**

sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to December 4, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any

felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ◉No

(ii) involving the making of any false filing with the Commission? ☐ Yes ◉No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ◉ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ◉ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ◉ No

(iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ◉No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?

☐ Yes ◉No

(B) engaging in the business of securities, insurance or banking?

☐ Yes ◉No

(C) engaging in savings association or credit union activities?

☐ Yes ◉No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ◉ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ◉ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ◉ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ◉ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ◉ No

(ii) Section 5 of the Securities Act? ☐ Yes ◉ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ◉ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ◉ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ **Yes** ◉**No**

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after December 4, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. **In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

From the date of our financial statements through the date of this Offering Statement, we have entered into the following:

- Springer Collections, Inc. has signed a three year lease at $990.00/month for a new office in St. Paul, MN.

- Springer Collections Inc. has filed an assumed name (d/b/a) to operate under the name Friendlies Debt Relief in Minnesota.

*Note, in 2017, 2018, and from January 1, 2019-September 31, 2019 Springer Collections Inc. was an S-Corporation and therefore the shareholders, not the Company paid taxes on its income. Beginning on October 1, 2019 Springer Collections Inc. converted to a c-corporation and will pay tax at the corporation level thereafter.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence.

Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

The Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in the Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 20th (120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

www.friendliesdebtrelief.sppx.io

The issuer must continue to comply with the ongoing reporting requirements until: the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act.